

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 19, 2017

Via E-mail
Timothy K. Flanagan
Chief Financial Officer
Cliffs Natural Resources, Inc.
200 Public Square, Suite 3300
Cleveland, Ohio 44114

Re: Cliffs Natural Resources, Inc.
         Form 10-K for the Year Ended December 31, 2015
         Response Dated January 6, 2017
         File No. 001-08944

Dear Mr. Flanagan:

        We have reviewed your January 6, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to our comment, we may have additional comments. Unless we note otherwise, our reference to prior comment is to the comment in our December 22, 2016 letter.

Form 10-K for the Year Ended December 31, 2015
Item 7. Management's discussion and Analysis of Financial Condition and Results of Operations
Results of Operations – Segment Information, page 60

1.   We acknowledge your response to prior comment 1. Regarding your 2016 Outlook Summary, please tell us why you have not provided a quantitative reconciliation for your forward-looking non-GAAP financial measures. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

You may contact Steve Lo at (202) 551-3394 or me at (202) 551-3651 if you have questions regarding our comment.

Sincerely,

/s/ Joel Parker

Joel Parker
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining